As filed with the Securities and Exchange Commission on February 12, 2010

Registration No. 333-164574

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BG Medicine, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	8071	04 3506204
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

610 Lincoln Street North

Waltham, Massachusetts 02451

(781) 890-1199

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Pieter Muntendam, M.D.

President and Chief Executive Officer

BG Medicine, Inc.

610 Lincoln Street North

Waltham, Massachusetts 02451

(781) 890-1199

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

William T. Whelan, Esq. Scott A. Samuels, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. One Financial Center Boston, Massachusetts 02111 (617) 542-6000	Donald J. Murray, Esq. Dewey & LeBoeuf LLP 1301 Avenue of the Americas New York, New York 10019 (212) 259-8000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Amendment No. 1 to the Registration Statement on Form S-1 (the “Form S-1”) of BG Medicine, Inc. is being filed solely for the purpose of adding Exhibits to the original filing of the Form S-1, filed on January 29, 2010. Other than the addition of exhibits and corresponding changes to the exhibit index and signature page, the remainder of the Form S-1 is unchanged. Accordingly, the prospectus that forms a part of the Form S-1 is not reproduced in this Amendment No. 1. This Amendment No. 1 does not reflect events occurring after the filing date of the original Form S-1, or modify or update the disclosures therein in any way other than as required to reflect the amendment set forth below.

Part II

Information Not Required in Prospectus

Item 13.	Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All of the amounts are estimated except the SEC registration fee, the FINRA filing fee and The NASDAQ Global Market listing fee.

Amount to be paid
SEC registration fee		$6,150
NASDAQ Global Market listing fee		*
FINRA filing fee		9,125
Printing and mailing		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses		*
Transfer agent and registrar		*
Miscellaneous		*

Total	$	*

*	To be provided by amendment.

Item 14.	Indemnification of Directors and Officers.

Our restated certificate of incorporation and restated bylaws that will be effective upon completion of the offering provide that each person who was or is made a party or is threatened to be made a party to or is otherwise involved (including, without limitation, as a witness) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director, officer, or trustee of another corporation, or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action in an official capacity as a director, officer or trustee or in any other capacity while serving as a director, officer or trustee, shall be indemnified and held harmless by us to the fullest extent authorized by the Delaware General Corporation Law against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such.

Section 145 of the Delaware General Corporation Law permits a corporation to indemnify any director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding brought by reason of the fact that such person is or was a director or officer of the corporation, if such person acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, if he or she had no reason to believe his or her conduct was unlawful. In a derivative action (i.e., one brought by or on behalf of the corporation), indemnification may be provided only for expenses actually and reasonably incurred by any director or officer in connection with the defense or settlement of such an action or suit if such person acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be provided if such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine that the defendant is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

Pursuant to Section 102(b)(7) of the Delaware General Corporation Law, Article NINTH of our restated certificate of incorporation eliminates the liability of a director to us or our stockholders for monetary damages for such a breach of fiduciary duty as a director, except for liabilities arising:

▪	from any breach of the director’s duty of loyalty to us or our stockholders;

▪	from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

▪	under Section 174 of the Delaware General Corporation Law; and

▪	from any transaction from which the director derived an improper personal benefit.

The foregoing discussion of our certificate of incorporation, bylaws, indemnification agreements, and Delaware law is not intended to be exhaustive and is qualified in its entirety by such certificate of incorporation, bylaws, indemnification agreements, or law.

Reference is made to Item 17 of our undertakings with respect to liabilities arising under the Securities Act. Reference is also made to the form of underwriting agreement filed as Exhibit 1.1 to this registration statement for the indemnification agreements between us and the underwriters.

Item 15.	Recent Sales of Unregistered Securities.

Set forth below is information regarding shares of common stock and preferred stock issued, and options and warrants granted, by us within the past three years that were not registered under the Securities Act. Also included is the consideration, if any, received by us for such shares, options and warrants and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission, under which exemption from registration was claimed.

(a) Issuances of Securities

No underwriters were involved in the sales of securities described below. All purchasers of shares of convertible preferred stock, convertible notes and warrants described below represented to us in connection with their purchase that they were accredited investors and were acquiring the shares and notes for investment and not distribution, that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from such registration.

(i) Original Issuances of Preferred Stock, Common Stock, Convertible Promissory Notes and Warrants.

1.	On May 18, 2007, we issued 1,369,863 shares of our Series C redeemable convertible preferred stock to Humana for $3.65 per share, for aggregate gross proceeds of $5,000,000. Upon the closing of this offering, these shares will be converted into 666,755 shares of our common stock.

2.	On July 13, 2007, we issued 15,803 shares of our common stock to General Electric Capital Corporation upon the net exercise of a warrant originally issued for 53,333 shares at an exercise price of $3.21 per share.

3.	On November 4, 2007, we issued 26,682 shares of our common stock to Oxford Finance Corporation upon the net exercise of a warrant originally issued for 40,887 shares at an exercise price of $3.21 per share.

4.	On November 9, 2007, we issued to Silicon Valley Bank a warrant to purchase 25,608 shares of our common stock at an exercise price of $7.81 per share. Pursuant to the terms of this warrant, as a result of our additional draw down under our credit facility with Silicon Valley Bank, we issued an additional warrant to purchase 12,804 shares of our common stock at an exercise price of $7.81 per share. As a result of our Series D redeemable convertible preferred stock financing in July 2008, these warrants were converted into warrants to purchase an aggregate of 46,153 shares of Series D redeemable convertible preferred stock at an exercise price of $6.50 per share.

5.	On November 14, 2007, we issued 19,579 shares of our common stock to Oxford Finance Corporation upon the net exercise of a warrant originally issued for 24,910 shares at an exercise price of $3.21 per share.

6.	During the period December 2007 to March 2008, we issued to Flagship Ventures and its affiliates, Gilde Europe Food & Agribusiness Fund B.V. and Stelios Papadopoulos an aggregate principal amount of $4,000,000 in convertible promissory notes. In connection with the issuance of these notes, we issued warrants to purchase 184,610 shares of our common stock at an exercise price of $0.01 per share that expire 10 years from the issue date. In July 2008, the holders of these convertible notes converted them into an aggregate of 640,511 shares of our Series D redeemable convertible preferred stock at a price of $6.50 per share.

7.	On March 28, 2008, we issued to Silicon Valley Bank a warrant to purchase 19,206 shares of our common stock at an exercise price of $7.81 per share. Pursuant to the terms of the warrant, on June 30, 2008, we issued an additional warrant to purchase 19,206 shares of our common stock at an exercise price of $7.81 per share. As a result of our Series D redeemable convertible preferred stock financing in July 2008, these warrants were converted into warrants to purchase an aggregate of 46,152 shares of Series D redeemable convertible preferred stock at an exercise price of $6.50 per share.

8.	On June 23, 2008, we issued to Humana Inc. a convertible promissory note with a principal amount of $2,000,000. In connection with the issuance of these notes, we issued a warrant to purchase 92,307 shares of our common stock at an exercise price of $0.01 per share that expires 10 years from the issue date. In July 2008, Humana Inc. converted its convertible promissory note into 309,209 shares of our Series D redeemable convertible preferred stock at a price of $6.50 per share.

9.	In July 2008, we issued an aggregate of 6,153,846 shares of our Series D redeemable convertible preferred stock at a price of $6.50 per share for aggregate gross proceeds of approximately $40.0 million to our principal stockholders, Flagship Ventures and its affiliates; Gilde Europe Food & Agribusiness Fund B.V.; Legg Mason Capital Management; General Electric Pension Trust; SMALLCAP World Fund, Inc.; Humana Inc.; and one of our directors, Stelios Papadopoulos, and certain other stockholders. The gross proceeds and the shares issued in this offering include the proceeds from the shares issued upon conversion of the convertible notes described above in Items 6 and 8.

10.	On September 28, 2009, we issued 7,557 shares of our common stock to General Electric Capital Corporation upon the net exercise of a warrant originally issued for 26,363 shares at an exercise price of $3.21 per share.

Upon the closing of this offering, all of the shares of preferred stock described herein, with the exception of the Series C redeemable convertible preferred stock as described above in Item 1, will be converted into an equivalent number of shares of common stock, and the shares of Series C redeemable preferred stock will be converted into 666,755 shares of our common stock. In addition, all of the warrants for preferred stock will be converted into warrants for an equivalent number of shares of common stock.

The securities described in this section (a)(i) of Item 15 were issued to a combination of foreign and U.S. investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(2) under the Securities Act and Rule 506 of Regulation D promulgated thereunder, relative to sales by an issuer not involving any public offering.

(ii) Conversion of Convertible Promissory Notes.

See the discussion of the conversion of convertible promissory notes in section (a)(i) of Item 15.

The securities described in this section (a)(ii) of Item 15 were issued to a combination of foreign and United States investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 3(a)(9) under the Securities Act, relative to an exchange of securities by an issuer with its existing security holders where no commission or other remuneration is paid for soliciting the exchange.

(b) Stock Option Grants

Since January 1, 2007, we have granted options to certain of our employees, directors and consultants to purchase an aggregate of 3,305,313 shares of common stock as of December 31, 2009. As of December 31, 2009, options to purchase 170,458 shares of common stock had been exercised, options to purchase 2,723,886 shares of common stock had been cancelled, and options to purchase 4,757,831 shares of common stock remained outstanding at a weighted-average exercise price of $2.67 per share. On January 23, 2010, we granted options to certain of our directors and officers to purchase 106,159 shares of our common stock with an exercise price of $6.40 per share.

The issuance of stock options and the common stock issuable upon the exercise of such options as described in this section (b) of Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors and consultants, in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(2) under the Securities Act and Rule 701 promulgated thereunder. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

The foregoing securities are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares of common stock described in this Item 15 included appropriate legends setting forth that the securities had not been registered and the applicable restrictions on transfer.

Item 16.	Exhibits and Financial Statement Schedules.

(a)	See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b)	Financial Statement Schedules

All other schedules have been omitted because they are not applicable.

Financial Statement Schedules

All schedules have been omitted because they are not required or are not applicable or the required information is shown in the financial statements or notes thereto.

Item 17.	Undertakings

(a)	The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 14 above, or otherwise, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)	The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Waltham, Massachusetts, on February 12, 2010.

BG MEDICINE, INC.

By:	/s/ PIETER MUNTENDAM, M.D.
Pieter Muntendam, M.D. President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ PIETER MUNTENDAM, M.D.	President, Chief Executive Officer and Director (principal executive officer)	February 12, 2010
Pieter Muntendam, M.D.

/s/ MICHAEL W. ROGERS Michael W. Rogers	Executive Vice President, Chief Financial Officer and Treasurer (principal financial and accounting officer)	February 12, 2010

*	Chairman of the Board of Directors	February 12, 2010
Noubar B. Afeyan, Ph.D.

*	Director	February 12, 2010
Harrison M. Bains

*	Director	February 12, 2010
Stéphane Bancel

*	Director	February 12, 2010
Timothy Harris, Ph.D.

*	Vice Chairman of the Board of Directors	February 12, 2010
Stelios Papadopoulos, Ph.D.

*	Director	February 12, 2010
Pieter van der Meer, M.Sc.

*By:	/s/ PIETER MUNTENDAM, M.D.	February 12, 2010
Pieter Muntendam, M.D. Attorney-in-Fact

*

Exhibit Index

Exhibit number	Description of exhibit
1.1*	Form of Underwriting Agreement.

3.1.1#	Restated Certificate of Incorporation of the Registrant.

3.1.2#	Certificate of Amendment to the Restated Certificate of Incorporation of the Registrant.

3.2*	Form of Restated Certificate of Incorporation of the Registrant to be filed upon completion of this offering.

3.3#	Bylaws of the Registrant.

3.4*	Form of Restated Bylaws of the Registrant to be effective upon completion of this offering.

4.1*	Form of Common Stock Certificate.

4.2#	Fourth Amended and Restated Investor Rights Agreement, dated as of July 10, 2008.

4.3#	Common Stock Warrant issued to Boston University School of Medicine, dated April 30, 2002.

4.4#	Form of Common Stock Warrant issued to General Electric Capital Corporation.

4.5#	Form of Common Stock Bridge Financing Warrant, together with a schedule of warrant holders.

4.6#	Warrant issued to Silicon Valley Bank, dated November 9, 2007.

4.7#	Warrant issued to Silicon Valley Bank, dated March 28, 2008.

5.1*	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, with respect to the legality of securities being registered.

Lease Agreements

10.1#	Second Amendment to Lease, Sublease, and Assignment, Assumption and Amendment of Sublease by and between the Registrant and 610 Lincoln LLC, dated as of May 19, 2009.

10.2#	Sublease Agreement by and between the Registrant and GPC Biotech, dated as of April 14, 2005, as amended.

Loan Agreements

10.3#	Loan and Security Agreement by and between the Registrant and Silicon Valley Bank, dated as of November 9, 2007.

10.3.1+	First Loan Modification Agreement by and between the Registrant and Silicon Valley Bank, dated as of March 28, 2008.

10.3.2	Second Loan Modification Agreement by and between the Registrant and Silicon Valley Bank, dated as of June 30, 2008.

10.3.3+	Third Loan Modification Agreement by and between the Registrant and Silicon Valley Bank, dated as of November 26, 2008.

Agreements with Respect to Collaborations, Licenses, Research and Development

10.4+	License and Distribution Agreement by and between the Registrant and Abbott Laboratories, dated as of November 11, 2009.

10.5+	Product License and Collaboration Agreement, Licensing Addendum No. 1 and Licensing Addendum No. 2 by and between the Registrant and ACS Biomarker B.V. i.o., dated as of May 4, 2007.

Exhibit number	Description of exhibit
10.6+	Strategic Agreement by and between the Registrant and Humana Inc., dated as of May 25, 2007, as amended May 12, 2008 and August 12, 2009.

Agreements with Executive Officers

10.7#@	Letter Agreement by and between the Registrant and Pieter Muntendam, dated as of November 29, 2004.

10.8#@	Letter Agreement by and between the Registrant and Michael Rogers, dated as of June 30, 2009.

10.9#@	Letter Agreement by and between the Registrant and Neal Gordon, dated as of December 17, 2008.

10.10#@	Letter Agreement by and between the Registrant and C. Douglas White, dated as of February 4, 2009.

10.11#@	Amended and Restated Change of Control Cash Severance Agreement by and between the Registrant and Pieter Muntendam, dated as of August 1, 2007.

10.12#@	Amended and Restated Change of Control Cash Severance Agreement by and between the Registrant and Neal Gordon, dated as of December 22, 2008.

10.13#@	Change of Control Cash Severance Agreement by and between the Registrant and C. Douglas White, dated as of February 16, 2009.

10.14@*	Form of Indemnification Agreement between the Registrant and its Directors and Executive Officers.

Equity Compensation Plans

10.15#@	2001 Stock Option and Incentive Plan, as amended.

10.16#@	Form of Incentive Stock Option Agreement under the 2001 Stock Option and Incentive Plan.

10.17#@	Form of Non-Qualified Stock Option Agreement under the 2001 Stock Option and Incentive Plan.

10.18@*	2010 Employee, Director and Consultant Equity Incentive Plan.

10.19@*	Form of Stock Option Agreement under the 2010 Employee, Director and Consultant Equity Incentive Plan.

10.20@*	Form of Non-Employee Director Equity Compensation Policy.

21#	Subsidiaries of the Registrant.

23.1#	Consent of Deloitte & Touche LLP.

23.2*	Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (see Exhibit 5.1).

24.1#	Powers of Attorney (see signature page to initial filing).

#	Previously filed.
*	To be filed by amendment.
+	Confidential treatment has been requested for portions of this exhibit.
@	Denotes management compensation plan or contract.